Smart Share Global Limited

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

February 13, 2023

VIA EDGAR

Mr. Dietrich King

Ms. Kate Beukenkamp

Mr. Adam Phippen

Mr. Tony Watson

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Smart Share Global Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 27, 2022 (File No. 001-40298)

Dear Mr. King, Ms. Beukenkamp, Mr. Phippen and Mr. Watson,

This letter sets forth the Company’s responses to the comments contained in the letter dated February 1, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2021 Form 20-F submitted on January 17, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	We note your response to comment 1 and reissue in part. In future filings, please revise your definition of “China” and “PRC” to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. We note your response that you do not have any business operations in Hong Kong but that legal and operational risks associated with operating in China also apply to operations in Hong Kong, generally. We also note that Smart Share International Limited is a wholly-owned Hong Kong subsidiary, which directly owns your PRC subsidiaries.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
February 13, 2023

Additionally, in future filings, please revise your definition of Smart Share International Limited to state that this entity directly owns your PRC subsidiaries, Zhixiang Investment WFOE, Zhicheng WFOE and Zhixiang WFOE.

The Company respectfully advises the Staff that the Company does not conduct any operations in Hong Kong. Smart Share International Limited is an intermediary holding company incorporated in Hong Kong, which does not conduct any operation. Therefore, the discussion of the legal and operating environment in Hong Kong is not applicable to current and potential investors of the Company. The Company further respectfully advises the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of mainland China are not applicable to business operations in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC. Thus, the Company believes that it is advisable to keep the definition of “China” and “PRC” as-is without stating that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

In response to the Staff’s comment, the Company undertakes to revise the definition of Smart Share International Limited to spell out the names of the Company’s PRC subsidiaries that are directly owned by Smart Share International Limited, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE, page 4

2.	We note your response to comment 7 and reissue in part. In future filings, please revise your disclosure on page 4 to expand your discussion to briefly describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidating of the VIE’s operations and financial results into your financial statements. We note your cross-reference to Item 4. and detailed discussion and disclosure on pages 100-101.

In response to the Staff’s comment, the Company proposes to include the following double-underlined disclosure in the referenced section, in addition to its previously proposed underlined disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
February 13, 2023

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

…

A series of contractual agreements, including proxy agreements, equity interest pledge agreement, exclusive business cooperation agreement, exclusive asset subscription agreement, exclusive call option agreement, and spousal consent letter have been entered into by and among our PRC subsidiaries, the VIE and its shareholders. Under the proxy statements, the VIE’s shareholders irrevocably authorized Zhixiang WFOE to act on behalf of them as sole proxy attorney, to the extent permitted by PRC law, to exercise all rights concerning all the equity interest held by each of them in the VIE. Under the equity interest pledge agreement, the VIE’s shareholders pledged all of their equity interests in the VIE to Zhixiang WFOE as security for repayment obligations of any and all due payments, and without the prior written consent of Zhixiang WFOE, will not transfer, or create or allow any encumbrance on the pledged equity interests, except as otherwise provided in the exclusive call option agreement. Under the exclusive business cooperation agreement, the VIE appointed Zhixiang WFOE or designee(s) as its exclusive service provider providing full business support, technology services and consultancy services, in exchange for consultancy and service fees paid by the VIE, the price of which is mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the VIE. Under the exclusive asset subscription agreement, the VIE irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third-party to purchase, all the intellectual property rights and all the other assets currently owned or to be owned by the VIE at any time at a purchase price equal to the lowest price permissible by PRC law. Under the exclusive call option agreement, each of the shareholders of the VIE irrevocably granted Zhixiang WFOE, to the extent permitted by PRC law, an irrevocable and exclusive right to purchase, or designate a third-party to purchase, all or any part of their equity interests at any time or from time to time at a purchase price equal to the lowest price permissible by PRC law. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of such shareholder be disposed of in accordance with the agreements described above. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders. As a result of ~~the~~ these contractual arrangements, our company is considered the primary beneficiary of the VIE for accounting purposes and consolidates the VIE as required by Accounting Standards Codification topic ~~801~~810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. The shareholders of Shanghai Zhixiang, the VIE, are directors or members of senior management of our company. We consider such individuals suitable to act as the shareholders of the VIE because of, among other considerations, their contribution to us, their competence and their length of service with and loyalty to us. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.~~”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
February 13, 2023

3.	We note your response to comment 8, including that this “other VIE” has no significant operations and that you plan to terminate this entity. In future filings, please revise your disclosure here and elsewhere throughout your Form 20-F, including your corporate structure diagram, to reflect the existence of this VIE by name and including disclosure of any contractual arrangements through which you claim to have economic rights and exercise control that results in the consolidation of this VIE’s operations into your financial statements as well as discussion regarding the termination of this VIE.

The Company respectfully advises the Staff that the Company has already initiated the termination process of the other VIE, which usually takes several weeks to be completed. In the event that such termination process is not completed by the time the Company files its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”), the Company undertakes to disclose the other VIE throughout its 2022 Form 20-F, including adding the other VIE in its structure diagram by name, disclosing the contractual arrangements with the other VIE and discussing the termination of the other VIE.

D. Risk Factors

Summary of Risk Factors, page 18

4.	We note your response to comment 14, including the proposed revisions to page 18 and your Summary of Risk Factors. In future filings, please revise your summary of risk factors further to include a specific page number within each cross-reference to each relevant individual detailed risk factor.

In response to the Staff’s comment, the Company undertakes to include a specific page number within each cross-reference to each relevant individual detailed risk factor in the “Summary of Risk Factors” section in its future Form 20-F filings.

*          *          *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 6050-3535 or maria@enmonster.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Maria Yi Xin
Maria Yi Xin
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP